

Yueming (Garrett) Yan · 3rd
Co-Founder at Yummy Future Inc.
Urbana-Champaign Area · **Contact info**
204 connections

Yummy Future Inc.

Y Combinator

Experience

Co-Founder
Yummy Future Inc. · Full-time
Aug 2018 – Present · 3 yrs 3 mos
Champaign, Illinois

Robotics for food&beverages

Undergraduate Research Assistant
University of Illinois at Urbana-Champaign
Jun 2015 – Aug 2018 · 3 yrs 3 mos
Department of Electrical and Computer Engineering, University of Illinois

Education

Y Combinator
2019

University of Illinois at Urbana-Champaign
Master's degree, Electrical and Electronics Engineering
2017 – 2018

University of Illinois at Urbana-Champaign
Bachelor's degree, Electrical and Electronics Engineering
2012 – 2016

Volunteer experience

Workshop instructor
Orpheum Children's Science Museum
Jul 2016 · 1 mo
Science and Technology

Exhibitor
Engineering Open House, University of Illinois at Urbana-Champaign
Mar 2016 · 1 mo
Science and Technology